EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,

	2014	2013	2012	2011	2010
Income before provision for income taxes and fixed charges (Note A)	$158,919,435	$152,117,322	$137,251,581	$136,980,092	$125,706,453

Fixed Charges:
Interest on long-term debt	$40,636,896	$40,354,153	$40,192,347	$42,580,987	$41,958,541
Interest on short-term debt	113,333	59,504	187,132	86,406	630,913
Interest on trust preferred securities	—	—	—	—	2,089,583
Other interest	989,627	1,064,869	1,087,719	(1,147,472)	(2,332,530)
Rental expense representative of an interest factor (Note B)	10,855,975	9,700,747	5,944,675	6,190,709	5,430,863
TOTAL FIXED CHARGES	$52,595,831	$51,179,273	$47,411,873	$47,710,630	$47,777,370

Ratio of earnings to fixed charges	3.02	2.97	2.89	2.87	2.63

NOTE A:  For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:  One-third of rental expense (which approximates the interest factor).